Christian Cameron-Haskins

Founder

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Business Overview

We are a "delivery only" option kitchen (launching first location in Providence RI beginning of August)
customers in what is called a "Cloud Kitchen".

The Pitch

Wrap-A-Lots is seeking investment to open our first location, purchase new equipment, and hire a sta

Wrap-A-Lots

"Unwrap a world of Possibilities"...

Story:

One day I my nose "caught" my mother (Lisa Haskins) making something in the kitchen that caught m
asked " Whats that you making?" she replied and said oh it a wrap with some leftover thanks giving m
meeting and I'm starving but I don't want to make a big ol' plate to go so i made it into a wrap. The wr
for a bite) a bed layer of mashed potatoes, Mac and Cheese, Roasted Turkey, Ham all in a wrap. Then

What if we take this idea and put this with what comes to mind to make great healthy tasting wraps?!
Fried Chicken & Mac Wraps, Chicken Stir Fry wraps and so on)

I took the idea and ran with it and now birthed Wrap-A-Lots.... " Unwrap a world of possibilities"

Business Model:

Wrap-A-Lots Business Model is very unique however very simple. We DO NOT operate as a "dine in"
and safety reasons. (Covid-19) We thought of a more useful, safe, and convenient way of servicing th
option kitchen (launching first location in Providence RI beginning of August) that services and operat
"Cloud Kitchen". We do not exist in the physical brick and mortar world, instead we operate in the pal
Apple or Android) by choosing us from one of your favorite online Food Delivery platforms. (Ex: UberE
more)

Capital:

Purchasing Goods $4,000

Operations Cost (POS Systems, Banking Needs, Etc...) $2,570

Marketing $1,000

Mainvest Compensation $1,800

Total $30,000

Summary of Terms

Legal Business Name Wrap-A-Lots

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment Multiple for the first $20,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 5.6%-7.5%

Minimum Investment Amount $100

Target Raise $30,000

Maximum Raise $40,000

Investment Round Close Date 10/14/2020

Repayment Schedule Quarterly

Securitization None

Maturity Date 1/1/2023

Documents

2020 Balance Sheet

Wrap-A-Lots Floorplan.pdf

WRAPS_A_LOT_C_O_CLOUD_KITCHEN Spec Quote.pdf

cloud kitchen.jpg

WrapsMenu(Rough Draft).docx

Picture1.jpg

17022087_10212674677527504_2023847087297836982_n.jpg

13174029_10209818856573765_7689097419928348744_n.jpg

Pre-Stage Construction.mov

Last Phase Construction before setup.mov

interior images .zip

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$219,000	$240,900	$257,763	$270,651	$278,770
Cost of Goods Sold	$73,000	$80,300	$85,921	$90,217	$92,923
Gross Profit	$146,000	$160,600	$171,842	$180,434	$185,847

EXPENSES

Rent	$36,000	$36,900	$37,822	$38,767	$39,736
Utilities	$22,200	$22,755	$23,323	$23,906	$24,503

Wrap-A-Lots was established in June, 2020. Accordingly, there are limited financial statements and i[...]
When evaluating this investment opportunity, investors should consider factors outlined in the risk se[...]

Risk Factors
Limited Operating History

Wrap-A-Lots is a newly established entity and has no history for prospective investors to consider.

The Company Might Need More Capital

Wrap-A-Lots might need to raise more capital in the future to fund/expand operations, buy property a[...]
members, market its services, pay overhead and general administrative expenses, or a variety of othe[...]
additional capital will be available when needed, or that it will be available on terms that are not adve[...]
Wrap-A-Lots is unable to obtain additional funding when needed, it could be forced to delay its busin[...]
altogether.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or conti[...]
ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in th[...]

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wrap-A-Lots , and the revenue of Wrap-A-Lots [...]
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. A[...]
unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if Wrap-A-Lots fails to generate enough revenue, you could lose some or all of your mone[...]

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Changes in Economic Conditions Could Hurt Wrap-A-Lots

Factors like global or national economic recessions, changes in interest rates, changes in credit marke[...]
conditions, declining employment, changes in real estate values, changes in tax policy, changes in po[...]

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